EXHIBIT 99.1

Buyback of Shares

The Board of Norsk Hydro ASA has decided to call for an extraordinary General Meeting on December 1, 2004 to ask the shareholders for authorization to buy back shares.

"In periods when earnings are high, we consider share buyback as a supplement to ordinary dividends. The strong financial performance has resulted in a very solid financial position for Hydro which, in addition to financing the company's considerable investment program, also justifies the proposed buyback program. It is a pleasure to be able to return a larger part of the value creation to our shareholders. Buyback of shares benefits the shareholders by means of increasing the relative ownership for the remaining shares, and contributes to a more adequate capital structure for the company," said Executive Vice President and CFO, John Ottestad.

If approved, the Board will be authorized to purchase up to 5,617,621 of the company's own shares in the market, over the 18 months period beginning December 1, 2004. Each share may be purchased at prices ranging from NOK 200 to NOK 700. The Board will at a subsequent General Meeting propose to cancel the purchased shares, with a corresponding capital reduction. Based on an agreement with the Norwegian State, the Board will also propose cancellation of a proportional part of the State's shares. The State's ownership share of 43.82 percent will therefore remain unchanged. The compensation for the State's shares will be determined by the average price paid in the market for the rest of the shares, plus an interest based on NIBOR + 1 percent, calculated from the dates of acquisition of the corresponding shares. In total, up to 10 million shares may be cancelled, equivalent to around 4 percent of the outstanding shares. The decision to cancel shares must be made with a majority vote of 2/3 of the shares represented at the General Meeting.

The previous buyback program, limited to 5 million shares, was approved by Hydro's Annual General Meeting in May 2004. Hydro has completed the first part of program by purchasing 2,808,810 shares in the market from June 8 to September 29, 2004 at an average price of NOK 440.86 per share. These shares will be proposed cancelled at the extraordinary General Meeting on December 1. The Norwegian State will offer 2,191,190 shares for redemption and cancellation at the same General Meeting. The formal cancellation of the shares and the settlement for the State's shares is expected to take place two months later due to the statutory creditor notice period.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
(+47) 22 53 32 73
(+47) 95 02 83 63
Idar.Eikrem@hydro.com

Kjetil Bakken
+47 22 53 23 13
+47 91 889 889
kjetil.bakken@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com